UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TRIUMPH GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-12235	51-0347963
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

899 Cassatt Road, Suite 210		19312
Berwyn, Pennsylvania		(Zip Code)
(Address of principal executive offices)

Thomas A. Quigley, III
Vice President & Controller
(610) 251-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01	Conflict Minerals Disclosure and Report

Triumph Group, Inc. (the "Company") has evaluated its current products and has determined that certain products the Company manufactures or contracts to manufacture contain gold, columbite-tantalite, cassieterite, wolframite and the derivatives, tin, tungsten or tantalum (3TG). As a result, the Company has filed a Conflict Minerals Report.
Conflict Minerals Disclosure
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.triumphgroup.com under "Investor Relations - SEC Filings."

Item 1.02	Exhibits

The Triumph Group, Inc. Conflict Minerals Report is attached to this report as Exhibit 1.01.

Section 2 - Exhibits
Item 2.01	Exhibits.

Exhibit No.	Description

1.01	Conflict Minerals Report of Triumph Group, Inc. for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2016	TRIUMPH GROUP, INC.

	By:	/s/ THOMAS A. QUIGLEY, III
Thomas A. Quigley, III
Vice President & Controller

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Triumph Group, Inc. for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form. *

*	Filed herewith.